Exhibit 99.1

ASX ANNOUNCEMENT

21 September 2017

Genetic Technologies Transitions to Online Commercial Platform for

BREVAGenplus®

Melbourne, Australia, 21 September 2017: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company specialising in cancer genomics, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for non-hereditary breast cancer, announced today that it will transition the product’s commercial program to an ecommerce based solution. Under the new program, the consumer will be able to initiate the testing by accessing the Consumer Initiated Testing (CIT) platform via the Company’s U.S. subsidiary, Phenogen Sciences, Inc. website, by visiting www.brevagenplus.com.

“Since embarking on the commercial launch of BREVAGenplus we have been steadfast in exploring the optimal methodology to effectively market the product without comprising resources. Our recent shift to a patient self-pay program coupled with the on-going operational strategic review served as catalysts to transform the commercial program into a pure ecommerce system enabling us to manage in totality, a streamlined organisation that is conserving capital without comprising commercial activities”, commented Mr. Eutillio Buccilli, Chief Executive Officer of Genetic Technologies Limited.

CIT provides testing under the guidance and management of a remote physician using guideline driven protocols to ensure;

•                  A two-way patient physician relationship is established

•                  Appropriate informed consent is obtained

•                  Results are interpreted correctly

•                  Abnormal results are flagged responsibly and communicated in a way to drive action

•                  State guidelines are being met for the ordering of laboratory tests

•                  Next steps are provided and the individual is triaged to local care when called for

A CIT platform, complemented by direct to consumer advertising, can reach two primary audiences through various channels and mediums. First, the patient that qualifies for the product may be reached through multiple promotional publications and second, the healthcare provider that focuses on women’s health and the administration of better breast health. The CIT strategy is currently used in the market by U.S. based laboratories with the patient having the ability of ordering the test through a user friendly platform that is authorised by a licensed healthcare provider. CIT offers the inclusion of a licensed healthcare provider, patient qualification and direct advertising channels to the targeted audiences.

In April of 2017, in an effort to simplify the customer experience, the Company switched its billing model from a traditional reimbursement system through medical insurance providers, to a direct patient self-pay system, with a new reduced list price of USD $349.00 per test. The rationale  behind

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

the change in the billing system was based on the recognition that gaining adequate payment for BREVAGenplus, through a CPT miscellaneous code, had become increasingly difficult over the past few years. Furthermore, by converting to a direct pay relationship with patients, the Company added certainty to the transaction, thus, eliminating issues such as low levels of reimbursement, prolonged payment time, patient confusion around eligibility and financial responsibility and poor coverage.

Under the refined commercial program, the Company will continue to provide product consulting and educational resources to the physician and patient communities. A BREVAGenplus dedicated staff member will be available telephonically to address incoming product specification queries and provide counsel to parties interested in learning more about the test.

About Genetic Technologies Limited

Genetic Technologies is a molecular diagnostics company that offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company markets BREVAGenplus, through its U.S. subsidiary Phenogen Sciences Inc., to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons). For more information, please visit  www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer test. For more information, please visit  www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the  Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Eutillio Buccilli	Jamien Jones (USA)
Executive Director & Chief Executive Officer	Blueprint Life Science Group
Genetic Technologies Limited	+ 1 (415) 375 3340, Ext. 5
+ 61 3 8412 7050